Nalco Holding Company

March 9, 2010

Mr. Rufus Decker

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

Washington, D.C. 20549

Re:	Nalco Holding Company

Form 10-K/A#1 for the year ended December 31, 2008

Form 10-Q for the period ended September 30, 2009

Form 8-K filed January 27, 2010

File No. 1-32342

Dear Mr. Decker:

The following is in response to your letter, dated February 3, 2010, regarding the Nalco Holding Company (“we,” “Nalco” or the “Company”) Form 10-K/A#1 for the fiscal year ended December 31, 2008 (the “Form 10-K”), Form 10-Q for the quarter ended September 30, 2009 (the “Form 10-Q”) and the Form 8-K filed January 27, 2010 (the “Form 8-K”). Thank you for your kind patience as we have been preparing this response; we appreciate the additional time.

As requested in your letter, we have set forth below the Company’s response to your comments, each of such responses keyed to the individual comment to which the response is directed. With respect to your comments requesting future compliance, we confirm that we will comply with these comments in all future filings.

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The responses herein contain confidential and proprietary business information.

Nalco Holding Company

Form 10-K/A#1 for the year ended December 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

For those comments that request additional disclosures or other revisions to be made, our responses below include descriptions or examples of the revisions. The additional disclosures or other revisions will also be included in future filings.

Item 6. Selected Financial Data, page 28

2.	We note your response to prior comment 6. Because these adjustments were made in arriving at your Adjusted EBITDA amounts, you considered their presentation in the table of selected financial data useful to analysts and investors. We encourage you to continue to present amounts that you consider to be useful to analysts and investors with the corresponding appropriate disclosures per Item 10(e) of Regulation S-K. Instead of removing these amounts from your table, please consider changing your description of these amounts to remove the word unusual. In a similar manner, please consider changing your description of these adjustments on page 52.

We decided to remove the supplementary amounts described as “unusual items included in EBITDA” and “non-cash charges included in EBITDA” from our table of selected financial data in 2009, when we also decided to no longer include in our filings the computation of Adjusted EBITDA, as defined by the Company’s senior credit facility and by indentures governing notes issued by the Company.

At the time we began filing periodic reports in 2004, the Company was one year removed from its leveraged buy-out and was highly leveraged. Adjusted EBITDA was not only used to determine our compliance with financial covenants and our ability to engage in certain activities such as incurring additional indebtedness, making investments and paying dividends, but it was also one of the principal measures of operating performance used by our management. Additionally, while there were never any concerns about the Company’s ability to comply with the financial covenants in its debt agreements, the margins by which the Company complied in the years immediately following the leveraged buy-out were smaller than they have been in more recent years. Therefore, disclosure of Adjusted EBITDA and the supplementary adjustments permitted in its calculation were considered material to an investor’s understanding of the Company’s financial condition and liquidity.

Since the time of the leveraged buy-out, the Company has consistently demonstrated its ability to generate strong cash flows from operations. Not only have debt repayments been made as scheduled, but substantial portions of debt were prepaid. The margins by which the Company has complied with the financial covenants in its debt agreements have increased year by year. In 2009, management discontinued

Nalco Holding Company

using Adjusted EBITDA, as defined by the Company’s senior credit facility and notes indentures, as one of the principal measures of operating performance. Despite tight credit markets due to the downturn in the economy, we successfully refinanced our debt in 2009, moving a significant portion of our nearer-term debt maturities to 2016 and beyond. All of these factors led us to conclude that Adjusted EBITDA, as defined by our debt agreements, and the supplementary adjustments permitted in its calculation were no longer material to an investor’s understanding of the Company’s financial condition and liquidity.

We will continue to present amounts in our filings that we consider useful to analysts and investors with the corresponding appropriate disclosures as required by Item 10(e) of Regulation S-K.

MD&A

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 35

3.	We note your response to prior comment 11. Please also tell us whether discrete financial information is available and regularly reviewed by segment managers for each of the components of your operating segments. For example, the Industrial and Institutional Services segment includes the following components: Power and Municipal water business, Primary Metals business, and the Water Centric business.

As we noted in our earlier response, the components of our operating segments are actually “market groups” that serve customers within specific markets and industries. They share substantially all of the inputs and processes necessary to conduct normal operations. For example, we operate a global manufacturing and supply chain operation with common production facilities that fulfills our market groups’ needs within each geographic region across all of the markets and industries that they serve. Other shared inputs and processes include intellectual property, such as patents and trademarks; a global research and development function; and a centralized information technology system that is used in processes such as sales and operations planning. These inputs and processes, none of which resides independently within the components of our operating segments, are critical to creating outputs, and are not easily replaced or replicated. Because the components of our operating segments lack substantially all of the inputs and processes that would be necessary for them to create outputs, the components of our operating segments do not meet the definition of a business pursuant to ASC 805 and, therefore, do not meet the definition of reporting units pursuant to ASC 350.

In response to the staff’s inquiry, discrete financial information is available and regularly reviewed by segment managers for each of the components of our operating segments. Such financial information includes sales and cost of product sold, along with selling, marketing and research expenses related or allocated to the component.

Nalco Holding Company

Financial Statements

Notes to the Financial Statements

Note 10. Income Taxes, page 78

4.	We note your response to prior comment 15. Please expand your disclosures to address the following regarding your foreign tax credits:

•

Please provide additional insight on how you determined it is more likely than not that you will realize your deferred tax assets recorded related to U.S. foreign tax credits. Please discuss the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine that the valuation allowance should be released. You should consider discussing the significant estimates and assumptions used in your analysis;

The Company considered both positive and negative evidence when determining the need for valuation allowances against deferred tax assets. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which the evidence can be objectively verified.

During 2007 and 2008, the Company engaged in global restructuring which enhanced the Company’s ability to utilize its foreign tax credits. In addition, in the second quarter of 2008, the Company’s U.S. tax-paying group emerged from a 36-month cumulative loss position, which in the past had been considered strong negative evidence. The following table shows the emergence from the 36-month cumulative loss in 2008. Note that the negative evidence of a goodwill impairment charge in 2008 was considered, but was appropriately excluded from the computation based on its non-recurring nature:

(dollars in millions)	2004	2005	2006	2007	2008
U.S. earnings (loss) per Form 10-K	$(267.7)	$(93.7)	$(25.1)	$41.3	$(120.8)
U.S. goodwill impairment charge	—	—	—	—	232.8

Adjusted U.S. earnings (loss)	$(267.7)	$(93.7)	$(25.1)	$41.3	$112.0

Accumulated 36-month earnings (loss)			$(386.5)	$(77.5)	$128.2

As the Company was no longer in a 36-month cumulative loss, we considered the positive evidence of forecasted future U.S. taxable income to be stronger. In the following table, U.S. earnings per Form 10-K are adjusted for significant non-deductible items to arrive at an approximate U.S. taxable income for each year:

(dollars in millions)	2004	2005	2006	2007	2008
U.S. earnings (loss) per Form 10-K	$(267.7)	$(93.7)	$(25.1)	$41.3	$(120.8)
Plus non-deductible expenses:
U.S. in-process research & development	122.3	—	—	—	—
U.S. goodwill impairment charge	—	—	—	—	232.8
U.S. purchase price adjustments	35.2	40.0	41.5	36.1	42.7

Approximate U.S. taxable income (loss)	$(110.2)	$(53.7)	$16.4	$77.4	$154.7

Nalco Holding Company

As evidenced in the table above, U.S. taxable income increased consistently and significantly between 2004 and 2008. Additional forecasts for future years showed a continued positive trend in U.S. taxable income. In addition to global restructuring and positive U.S. taxable income, several other items of positive evidence were considered, including: 1) there was no history of net operating losses or tax credit carryforwards expiring unused, 2) there were no known business contingencies that, if unfavorably resolved, would adversely affect the forecasted future taxable income, and 3) there was a long carryforward period for the foreign tax credits so that a temporary reduction in forecasted U.S. taxable income would not result in an inability to utilize the credits.

In summary, the Company assembled the various pieces of negative and positive evidence at December 31, 2008 and determined that the weight of the positive evidence supported a more-likely-than-not determination that the deferred tax asset related to the foreign tax credit would be realized and that no valuation allowance was necessary.

•

Your disclosures on page 78 indicate that you have had significant losses before income taxes and minority interest in recent years. Please address how you were able to arrive at expectations of future taxable income. Please include an explanation of the anticipated future trends included in your projections of future taxable income;

Please see response to comment above.

•

Please clarify the impact of converting previous foreign tax deductions to credits on your net operating loss carryforward. You state that these conversions reduced the net operating loss carryforward and the remaining net operating loss carryforward was fully consumed in 2008. Your disclosures on page 78 indicate that you continue to have loss carryforwards. Please clarify which loss carryforwards were fully consumed; and

Foreign taxes can either be deducted, which increases the net operating loss carryforward at a tax-effected 35% benefit, or credited, which provides a benefit of 100% of the foreign tax. We had elected to deduct the credits on the Company’s 2005 through 2007 tax returns. In 2008, we decided to amend the prior year returns and claim the credits, as an analysis of future taxable income (see above) indicated that the credits could be utilized. The conversion of the foreign tax deductions to credits for the years 2005 through 2007 increased taxable income, thereby resulting in a reduction of the U.S. federal net operating loss carryforward. This reduction in the loss carryforward, combined with sufficient forecasted 2008 U.S. taxable income, fully consumed the federal net operating loss carryforward in 2008 and no deferred tax asset was recorded at December 31, 2008.

Page 78 of the 2008 Form 10-K lists “United States net operating loss carryforwards” of $8.5 million at December 31, 2008. This entire balance is related to state and local (as opposed to federal) net operating loss carryforwards. Our recently filed Form 10-K for the year ended December 31, 2009 makes this clarification.

Nalco Holding Company

•	Please disclose the amount of pre-tax income that you need to generate to realize these deferred tax assets.

Pre-tax income is not the best measurement of the ability to utilize foreign tax credits. Rather, taxable income, with appropriate attributes, is the better measure. There are often significant differences between pre-tax income and taxable income. For example, the table of approximate U.S. taxable income above illustrated a sample of significant items that are book expenses but are not deductible for tax. Another critical factor to consider is the year in which the credit carryforwards will expire if unused. The $70 million of foreign tax credit carryforwards recorded at December 31, 2008 will expire in the following years:

2014	$0.2 million
2015	11.1 million
2016	13.0 million
2017	9.6 million
2018	16.7 million
2019	19.4 million

Our 2008 forecasts estimated U.S. taxable income ranging from $87 million to $92 million for each of the years 2008, 2009, 2010, 2011, 2012 and forward, which, even with no assumed growth in the business, was more than sufficient to utilize all foreign tax credit carryforwards before 2012 and prior to their expiration dates.

Please show us in your supplemental response what the revisions will look like.

We have included the following disclosure in the Income Tax footnote (Note 10) to the Company’s consolidated financial statements included in our recently filed Form 10-K for the year ended December 31, 2009:

“At the end of 2007, we were carrying forward United States federal net operating losses of approximately $144.9 million ($50.7 million tax effect) expiring between 2024 and 2027. These losses were partly the result of deducting rather than crediting certain foreign taxes. The additional tax benefit of crediting the foreign taxes was reported in our balance sheet at December 31, 2007 as a deferred tax asset of $35.4 million, offset by a full valuation allowance. Because of a change in our U.S. tax position in 2008, we have amended the previous U.S. tax returns to realize the tax benefits of crediting foreign taxes and have credited foreign taxes in 2008 and 2009. Conversion of the previous foreign tax deductions to credits reduced the net operating loss carryforward, and the remaining federal net operating loss carryforward was fully consumed in 2008. Our balance sheet continues to report state and local tax loss carryforwards.

The U.S. foreign tax credit carryforward has increased to $73.6 million. The credits have a ten-year carryforward period, and will expire between 2015 and 2020 if not

Nalco Holding Company

utilized. We assessed the realizability of the foreign tax credit carryforwards by considering historical trends and future projections of U.S. taxable income, including temporary differences. Our historical U.S. GAAP income includes significant expenses that are not deductible for U.S. tax purposes, including the 2008 goodwill impairment charge, which accelerates the use of the carryforwards on our tax returns. Utilization of the foreign tax credits is dependent upon future U.S. taxable income with the appropriate attributes. The U.S. income expectations were evaluated along with the expiration dates of the carryforwards, and we concluded that recognition of the tax benefits was appropriate.”

Note 14. Pension and Other Postretirement Benefit Plans, page 85

5.	We note your response to prior comment 17. You consider the benefit obligation to be significant relative to your total benefit obligation. However, you have determined that the assumptions used by your pension plans outside the United States are not significantly different from those of the United States plans. Based on the additional information that you have provided, it is unclear how you determined that the assumptions used are not significantly different. For example, there is a .77% difference in the discount rate used as of the measurement date for 2008 and a 1.81% difference in the expected long-term return on plan assets used to determine net pension expense for 2008. Please further advise how you determined you should aggregate these disclosures based on the guidance of paragraph 7 of SFAS 132(R) or revise to separately disclose your U.S. and International plan information.

In future filings, we will separately disclose our U.S. and international pension plan information, as we have also done in our recently filed Form 10-K for the year ended December 31, 2009.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

6.	Please address the above comments in your interim filings as well.

We will address the above comments in our future interim filings, as applicable.

FORM 8-K FILED JANUARY 27, 2010

7.	Given that the word pro forma implies that pro forma EBITDA is determined in accordance with Article 11 of Regulation S-X, please consider revising the description of this amount.

In future filings, rather than using “Pro Forma EBITDA” to describe EBITDA, adjusted for restructuring expenses and certain unusual items, we will use “Adjusted EBITDA”, as we have also done in our recently filed Form 10-K for the year ended December 31, 2009.

Nalco Holding Company

Yours truly,
Nalco Holding Company

/s/ Bradley J. Bell
Bradley J. Bell
Executive Vice President and Chief Financial Officer